Exhibit 99.1

AGM Group Holdings Inc. Announces Pricing of $5.4 Million Public Offering

Beijing, March 02, 2025 (GLOBE NEWSWIRE) -- AGM Group Holdings Inc. (“AGM Holdings” or the “Company”) (NASDAQ: AGMH), an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment, today announced the pricing of its public offering of 16,390,000 Class A ordinary shares and accompanying warrants to purchase up to an aggregate of 16,390,000 Class A ordinary shares at a combined public offering price of $0.33. The warrants will expire on the fifth anniversary from the date of issuance, will be exercisable immediately at an initial exercise price of $0.33 per share, subject to adjustment upon a one-time reset on the Reset Date (as described in the warrants), and subject to a floor price described therein. The warrants may also be exercised on an alternative cashless basis pursuant to which the holder may exchange each warrant for 1.2 Class A ordinary shares.

Gross proceeds to the Company, before deducting placement agent’s fees and other offering expenses, are expected to be approximately $5.4 million. The offering is expected to close on or about March 4, 2025, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as sole placement agent in connection with the offering.

The securities above are being offered pursuant to a registration statement on Form F-1, as amended, (File No. 333-282420) which was declared effective by the Securities and Exchange Commission (the “SEC”) on February 28, 2025. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. The offering is being made only by means of a prospectus forming part of the effective registration statement. Electronic copies of the prospectus relating to this offering, when available, may also be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, New York 10022, Attention: Syndicate Department, by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About AGM Group Holdings Inc.

AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment. With a mission to become a key participant and contributor in the global blockchain ecosystem, AGMH focuses on the research and development of blockchain-oriented Application-Specific Integrated Circuit (ASIC) chips, the assembling and sales of high-end crypto miners for Bitcoin and other cryptocurrencies. For more information, please visit www.agmprime.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

AGM Group Holdings Inc.

Email: ir@agmprime.com
Website: http://www.agmprime.com

Ascent Investor Relations LLC

Tina Xiao
President
Phone: +1-646-932-7242
Email: investors@ascent-ir.com